UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended September 30, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-50924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BEACON SALES ACQUISITION, INC.

401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEACON ROOFING SUPPLY, INC.

505 Huntmar Park Drive, Suite 300

Herndon, Virginia 20170

BEACON SALES ACQUISITION, INC.

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

(MODIFIED CASH BASIS)

YEARS ENDED SEPTEMBER 30, 2014 AND 2013

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

(MODIFIED CASH BASIS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Plan Investment Committee

Beacon Roofing Supply, Inc.

Herndon, Virginia

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of September 30, 2014, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan as of September 30, 2014, and the changes in net assets available for benefits (modified cash basis) for the year then ended in accordance with the modified cash basis of accounting, as described in Note 2.

The accompanying supplemental Schedule of Assets (Held at End of Year) (modified cash basis) as of September 30, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan
March 26, 2015

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants

Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan as of September 30, 2013 and 2012, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan at September 30, 2013 and 2012, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of September 30, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
McLean, Virginia
March 31, 2014

2

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits (Modified Cash Basis)

	September 30,
	2014	2013
Assets:
Investments:
Mutual funds	$148,510,287	$136,044,718
Common/collective trust	17,594,031	15,699,347
Employer securities	2,192,774	3,505,780
	168,297,092	155,249,845
Notes receivable from participants	4,687,629	4,088,695
Net assets including investments at fair value	172,984,721	159,338,540
Adjustment from fair value to contract value (Note 2)	(378,231)	(247,209)

Net assets available for benefits	$172,606,490	$159,091,331

See accompanying notes.

3

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)

	Year Ended September 30,
	2014	2013
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$9,679,419	$17,900,201
Interest and dividends	5,802,613	3,467,852
	15,482,032	21,368,053

Interest income on notes receivable from participants	170,941	149,921

Contributions:
Employer	4,940,025	7,305,760
Participants	10,005,112	9,304,158
Rollovers	1,606,429	5,076,747
	16,551,566	21,686,665

Total additions	32,204,539	43,204,639

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	18,447,551	10,230,057
Administrative expenses	241,829	11,164
Total deductions	18,689,380	10,241,221

Net increase	13,515,159	32,963,418

Net assets available for benefits:
Beginning of year	159,091,331	126,127,913

End of year	$172,606,490	$159,091,331

See accompanying notes.

4

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 1 - Description of Plan

The following description of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, including the Adoption Agreement, for more complete information. The Plan Sponsor is Beacon Sales Acquisition, Inc. (the “Company”).

General – The Plan is a defined contribution plan covering all non-union employees of the Company who have completed ninety (90) days of service with the Company and are age twenty-one (21) or older. Eligible participants are automatically enrolled in the Plan once they have attained 21 years of age and have completed 90 days of service unless they affirmatively decline to participate. Employees covered by a collective bargaining agreement are generally excluded from participation. All employees who are non-resident aliens are also excluded from participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions – Each year, participants may contribute up to one hundred percent (100%) of their pre-tax or after-tax annual compensation as defined in the Plan, subject to Internal Revenue Code (IRC) limitations ($17,500 for 2014). Individuals who are age fifty (50) or older, and who contribute the maximum federal limit, are eligible to make an additional contribution called a “catch-up contribution.” The allowed maximum catch-up contribution for 2014 was $5,500. The Plan has an automatic enrollment feature; if automatically enrolled, a participant’s deferral is set at 6% of eligible compensation until changed by the participant, or the participant elects not to participate in the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans.

All Company contributions are determined at the discretion of the Company’s board of directors. For the years ended September 30, 2014 and 2013, the Company made matching contributions equal to fifty percent (50%) of the first 6% of a participant’s elective contribution based on pre-tax or after-tax eligible compensation. Additional amounts associated with profit sharing were contributed in those years to participants with a minimum of 1,000 hours of service within the one year of service and who were also employed on the last day of the Plan year (unless the participant terminated during the year due to retirement, death or disability). These discretionary profit-sharing contributions, including benefits from forfeitures, totaled $1,116,015 and $3,886,795 during the years ended September 30, 2014 and 2013, respectively. Contributions are subject to certain IRC limitations.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions, b) Plan earnings, and c) Plan expenses. Allocations are based upon participant compensation, contributions and/or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options – Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers twenty-seven (27) mutual funds, one (1) common/collective trust fund, and the stock of the Company as investment options.  The investment options offered by the Plan provide for a range of investment objectives, including growth, growth and income, and income and capital stability. The Plan includes provisions for voting shares of Company stock. There are limitations on how much of their assets participants are allowed to have invested in Company stock.

Effective March 31, 2014, the Plan’s investment in the INVESCO Stable Value Fund was no longer available under the Plan and all existing balances were transferred to the Reliance Trust Stable Value Fund (MetLife Series 25157, Class 35).

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributed portion of their accounts, plus the earnings thereon, is based on years of service. A participant is one hundred percent (100%) vested in both the discretionary profit-sharing and matching Company contributions after six (6) years of credited service (minimum 1,000 hours per Plan year). Vesting is accelerated upon termination due to early or normal retirement, death or disability. The following represents the vesting schedules for both the discretionary profit-sharing and matching Company contributions:

5

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 1 - Description of Plan - Continued

Years of Service	Vested Percentage
Less than two (2) years	0%
Two (2) years	20%
Three (3) years	40%
Four (4) years	60%
Five (5) years	80%
Six (6) years	100%

Participant Loans – Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding balance of any prior loans from the Plan during the prior one-year period), or fifty percent (50%) of their vested account balance. For the year ended September 30, 2014, the interest rates charged on participant loans ranged from 4.25% to 9.50%. Principal and interest amounts are paid through payroll deductions. Participants are charged a fee when taking out a loan. For the years ended September 30, 2014 and 2013, there were fees of $28,340 and $15,400 charged to loan recipients, respectively, which are included in administrative expenses on the statements of changes in net assets available for benefits.

Payment of Benefits – Benefits are payable in a lump sum upon separation from service, death or disability. In-service distributions are available for hardship, or attainment of age 59½. In any event, payment of benefits must commence at the later of when the participant reaches age 70½ or termination of employment (except benefit payments must commence at age 70½ if the participant owns 5% or more of the Company’s outstanding stock). Participants may also receive distributions from rollovers of prior qualified plans.

The Plan also provides for involuntary distribution of account balances for terminated participants with account balances of less than $1,000. Participant accounts of terminated participants with balances between $1,000 and $5,000 are automatically rolled into an IRA account if the participant does not elect payment.

Forfeitures – Forfeitures of the non-vested portion of participant accounts will be first used to reduce Company matching contributions and then discretionary profit-sharing contributions. Total forfeitures of $356,940 and $398,091 were used in a combination of these ways in the years ended September 30, 2014 and 2013, respectively. At September 30, 2014 and 2013, the balances in the forfeitures account totaled $578,972 and $359,307, respectively.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting – The Plan follows the modified cash basis of accounting, which is the cash basis of accounting except for investments, which are adjusted to fair value.

Use of Estimates – The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments – Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price).

The Plan invests in the Reliance Trust Stable Value Fund (MetLife Series 25157, Class 35); a fully benefit-responsive common/collective trust fund. The Fund invests entirely in the MetLife Group Annuity Contract 25157, which consists of separately managed investment portfolios in fixed income securities, and also enters into wrapper contracts, which are issued by third-parties and are designed to allow the Fund to maintain a constant net asset value.

As provided in Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies, investment contracts held by a defined contribution plan are required to be reported at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus interest, less participant-initiated withdrawals or transfers and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting. Both the crediting interest rate for participants and average yield based on annualized earnings for the Fund were 2.18% for the year ended September 30, 2014.

6

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 2 - Summary of Significant Accounting Policies - Continued

Certain events may limit the ability of the Plan to transact at contract value with the Fund. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan that requires liquidation of the Fund), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin -offs of a subsidiary that require liquidation of the Fund), or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  Currently, the plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants have occurred or are probable of occurring.

Purchases and sales of securities are recorded on a settlement date basis. Interest income and dividend income are recorded when received. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of September 30, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Sponsor deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses – Expenses incurred in the administration of the Plan are paid directly by the Company, except those relating to recordkeeping fees on the participant loans and processing fees for certain benefit payments that are allocated to the respective individual participants’ accounts.

Benefits paid to participants – Benefits are recorded when paid.

Note 3 – Investments

Individual investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits consisted of the following:

	September 30, 2014	September 30, 2013
Mutual Funds:
American Funds Growth Fund of America R4	$27,847,550	$25,614,142
American Funds Capital Income Builder R4	18,849,219	19,569,531
American Funds Fundamental Investors R4	14,327,016	13,158,722
American Funds EuroPacific Growth Fund R4	8,896,020	8,761,865
Common Collective Trust:
Reliance Stable Value Fund, at contract value*	17,215,800	-
INVESCO Stable Value Fund, at contract value*	-	15,452,138

* The fair value of the Plan’s investment in the INVESCO Stable Value Fund was $15,699,347 at September 30, 2013. On March 31, 2014, the Plan’s investment in the INVESCO Stable Value Fund was liquidated and reinvested in the Reliance Trust Stable Value Fund (MetLife Series 25157, Class 35). The fair value of the Plan’s investment in the Reliance Trust Stable Value Fund (MetLife Series 25157, Class 35) was $17,594,031 at September 30, 2014.

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 4 – Fair Value Measurements

During the years ended September 30, 2014 and 2013, the Plan’s investments (including investments purchased and sold, as well as held during the years) appreciated in fair value as follows:

	Years Ended September 30,
	2014	2013

Mutual funds	$10,679,849	$17,174,727
Employer securities	(1,000,430)	725,474
	$9,679,419	$17,900,201

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

-	quoted prices for similar assets and liabilities in active markets

-	quoted prices for identical or similar assets or liabilities in markets that are not active

-	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

-	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation methods used for Plan assets measured at fair value at September 30, 2014 and 2013. There were no changes in the methods used at September 30, 2014 and 2013.

Mutual funds: Valued at the net asset value of shares held by the Plan at year-end, quoted in an active market.

Common/collective trust: Valued at the net asset value per share, after adjustments to reflect all fund investments at fair value, as reported in the audited financial statements of the fund (level 2 inputs).

Employer securities: Valued at the closing price reported by The NASDAQ Global Select Market at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 4 – Fair Value Measurements - Continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of September 30, 2014 and 2013:

	Assets at Fair Value as of September 30, 2014
	Level 1	Level 2	Level 3	Total

Mutual funds:
Stock investments	$95,595,288	$-	$-	$95,595,288
Blended fund investments	45,301,721	-	-	45,301,721
Bond investments	7,613,278	-	-	7,613,278
Total mutual funds	148,510,287	-		148,510,287
Common/collective trust(a)	-	17,594,031	-	17,594,031
Employer securities	2,192,774	-	-	2,192,774
Total investments at fair value	$150,703,061	$17,594,031	$-	$168,297,092

	Assets at Fair Value as of September 30, 2013
	Level 1	Level 2	Level 3	Total

Mutual funds:
Stock investments	$92,054,449	$-	$-	$92,054,449
Blended fund investments	35,666,019	-	-	35,666,019
Bond investments	8,324,250	-	-	8,324,250
Total mutual funds	136,044,718	-	-	136,044,718
Common/collective trust(a)	-	15,699,347	-	15,699,347
Employer securities	3,505,780	-	-	3,505,780
Total investments at fair value	$139,550,498	$15,699,347	$-	$155,249,845

(a)	The common/collective trust funds are designed to deliver safety and stability by preserving principal and accumulating earnings. On March 31, 2014, the Plan’s investment in the INVESCO Stable Value Fund was liquidated and reinvested in the Reliance Trust Stable Value Fund (MetLife Series 25157, Class 35).

Note 5 - Related Party Transactions

The Company pays certain administrative expenses of the Plan.  In addition, certain expenses are paid using a revenue sharing arrangement and are included in administrative expenses on the statements of changes in net assets available for benefits. Total investment advisory and other fees paid out of this revenue sharing arrangement were $201,683 for the year ended September 30, 2014.

The Plan holds units of a common collective /collective trust fund and shares of mutual funds managed by Reliance Trust Company (Reliance) and American Funds Service Company (American Funds), respectively. Reliance serves as agent to the Plan while FASCore, LLC (FASCore) is the record keeper and Capital Bank & Trust Company (CB&T) is the trustee. CB&T and American Funds are affiliated entities. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 7 - Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by defined contribution plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that, as of September 30, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2011.

Note 8 - Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 – Reconciliation of Financial Statements of the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at September 30, 2014 and 2013 to the Form 5500:

	September 30,
	2014	2013
Net assets available for benefits per the financial statements	$172,606,490	$159,091,331
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	378,231	247,209

Net assets available for benefits per the Form 5500	$172,984,721	$159,338,540

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended September 30, 2014:

Total additions per the financial statements	$32,204,539
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts at September 30, 2014	131,022

Total income per the Form 5500	$32,335,561

10

SUPPLEMENTAL SCHEDULE

11

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

PLAN:  001

EIN:  36-4173366

Schedule H, Line 4(i) -

Schedule of Assets (Held at End of Year) (Modified Cash Basis)

September 30, 2014

(a)	(b)	(c)		(d)

	Identity of issue, borrower, lessor or similar party	Description of investment		Current value
	Mutual Funds:
*	American Funds Growth Fund of America R4	612,842	Shares	$27,847,550
*	American Funds Capital Income Builder R4	315,944	Shares	18,849,219
*	American Funds Fundamental Investors R4	265,463	Shares	14,327,016
*	American Funds EuroPacific Growth Fund R4	186,421	Shares	8,896,020
*	American Funds 2030 Target Date Fund R4	654,063	Shares	8,463,572
*	American Funds 2025 Target Date Fund R4	625,142	Shares	7,776,771
	Columbia Small Cap Index A	349,007	Shares	7,622,323
*	American Funds 2020 Target Date Fund R4	524,503	Shares	6,157,664
*	American Funds New Perspective R4	160,191	Shares	6,037,581
*	American Funds 2035 Target Date Fund R4	465,648	Shares	6,025,488
*	American Funds 2040 Target Date Fund R4	426,908	Shares	5,601,031
	Columbia Mid Cap Index A	346,563	Shares	5,298,946
	Pimco Total Return A	478,325	Shares	5,199,391
*	American Funds 2045 Target Date Fund R4	338,580	Shares	4,445,554
	Invesco Small Cap Value A	141,796	Shares	3,093,983
*	American Funds 2050 Target Date Fund R4	232,122	Shares	2,989,732
*	American Funds 2015 Target Date Fund R4	220,585	Shares	2,481,580
	Columbia Large Cap Index A	49,464	Shares	1,893,477
*	American Funds New World Fund R4	20,462	Shares	1,197,054
	Pimco Foreign Bond (Unhedged) A	98,766	Shares	1,005,440
*	American Funds American Hi Inc Tr R4	71,888	Shares	797,237
*	American Funds Target Date Ret 2055 R4	46,673	Shares	735,565
*	American Funds 2010 Target Date Fund R4	58,884	Shares	624,763
	Pimco Real Return A	48,444	Shares	546,929
	Invesco Global Real Estate A	42,656	Shares	529,359
	Blackrock Bond Index Investor A	6,358	Shares	64,281
	Blackrock International Index A	216	Shares	2,761
	Oppenheimer International Bond Fund A	-	Shares	-
				148,510,287

*	Beacon Roofing Supply Inc. Employer Stock Fund:
	Employer securities	86,058	Shares	2,192,762
	Cash - pending purchases of employer securities	12	Shares	12
				2,192,774

	Common/Collective Trust:
	MetLife Stable Value Fund (Series 25157 – Series 35)	99,398	Units	17,594,031

*	Participant loans	Interest rates ranging from 4.25% to 9.50%		4,687,629

				$172,984,721

 * Party-in-interest as defined by ERISA.

 Note: Cost information has not been included because all investments are participant-directed.

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BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

EXHIBIT INDEX

Exhibit No.
23.1	Consent of BDO USA, LLP
23.2	Consent of Ernst & Young LLP

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

Date: March 26, 2015		/s/ Joseph M. Nowicki
	By:	Joseph M. Nowicki
Executive Vice President & Chief Financial Officer

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